Filed under Rule 433
File No. 333-236742-01

Final Term Sheet

January 3, 2023

Issuer:	Consumers Energy Company
Securities:	4.65% First Mortgage Bonds due 2028
Aggregate Principal Amount Offered:	$425,000,000
Maturity Date:	March 1, 2028
Coupon:	4.65%
Yield to Maturity:	4.689%
Spread to Benchmark Treasury:	+75 basis points
Benchmark Treasury Security:	3.875% due December 31, 2027
Benchmark Treasury Price and Yield:	99-22 ¾; 3.939%
Interest Payment Dates:	March 1 and September 1
First Interest Payment Date:	September 1, 2023
Record Dates:	February 15 and August 15
Public Offering Price:	99.814%
Optional Redemption:	Make-whole call at any time prior to January 1, 2028 at the Treasury rate plus 15 basis points and, thereafter, at par
Trade Date:	January 3, 2023
Settlement Date:	January 10, 2023 (T+5)
Expected Ratings
(Moody’s / S&P / Fitch):	A1 (stable) / A (stable) / A+ (stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Loop Capital Markets LLC
CUSIP/ISIN:	210518 DS2 / US210518DS21

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll-free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.